Filed by The Brink’s Company (Commission File No. 001-09148)

pursuant to Rule 425 under the Securities Act of 1933, as amended (the “Securities Act”)

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: NCR Atleos Corporation

Commission File No.: 001-41728

The following communications are being filed in connection with the proposed acquisition (the “Transaction”) of NCR Atleos Corporation (“NCR Atleos”) by The Brink’s Company (“Brink’s”).

The following call transcript was made available in connection with the Transaction:

Operator:

Slide 2: Forward Looking Statements

This call, and the Q&A session that follows this call, will contain forward-looking statements. Actual results could differ materially from projected or estimated results. In particular, forward-looking financial information for the combined company is inherently uncertain due to a number of factors outside of Brink’s and NCR Atleos’ control. Information regarding factors that could cause differences in actual results are available in today's press release and presentation, and in Brink’s and NCR Atleos’ SEC filings. The information presented and discussed on this call is representative of today only. Brink's and NCR Atleos assume no obligation to update any forward-looking statements. The call is copyrighted and may not be used without written permission from Brink's and NCR Atleos.

I will now turn it over to your host, Jesse Jenkins, Vice President of Investor Relations. Mr. Jenkins, you may begin.

Jesse Jenkins:

Thanks, and good afternoon. Here with me today are Brink’s CEO and CFO Mark Eubanks and Kurt McMaken as well as NCR Atleos President and CEO, Tim Oliver. This morning a joint press release was issued and both companies filed 8Ks with pertinent details of the proposed six point six billion dollar acquisition of NCR Atleos by Brink’s. The transaction is subject to the completion of customary closing conditions, including regulatory approvals and approval by Brink’s and NCR Atleos’ shareholders. Additional details, including risk factors related to the transaction, can be found in these filings, and on both companies’ websites.

This afternoon, both companies also reported fourth-quarter and full-year 2025 results on a GAAP and non-GAAP basis. Any reference to non-GAAP financial measures during this presentation are intended to provide investors with a supplemental comparison of Brink’s operating results and trends for the periods presented. Brink’s believes these measures allow investors to better compare performance over time and to evaluate its performance using the same metrics as management.

Reconciliations of Brink’s non-GAAP results to its most comparable GAAP results are provided in its earnings release, the appendix of its earnings presentation, and the related Form 8-K filing, each of which can be found on Brink’s website.

While most of today’s call will be focused on the transaction announcement, we and the NCR Atleos investor relations team will be happy to follow up with any questions related to earnings results.

I will now turn the call over to Brink’s CEO, Mark Eubanks.

Mark Eubanks:

Slide 3: Combining Trusted Financial Technology Infrastructure Solution Providers to Better Serve Banking and Retail Customers

Thanks, Jesse. Good afternoon, everyone.

Before I speak to the exciting transaction we announced today, I’ll briefly touch on the strong fourth quarter and full-year 2025 results, which were at or above the midpoint of our guidance on all metrics. We delivered another year of meaningful strategic progress with strong organic growth from ATM managed services and digital retail solutions while expanding our adjusted EBITDA margins by 40 basis points - and importantly delivering $436 million of free cash flow. Our normal detailed quarterly results presentation, including our Q1 2026 guidance and full year framework, can be found on our investor website. As Jesse mentioned, we will be happy to answer questions and provide additional details on our 2025 results and 2026 standalone guidance when we meet with analysts and investors in the coming days.

Moving on now to the news of the day, we are excited to announce that we have agreed to acquire NCR Atleos - bringing together two complementary, trusted and globally recognized financial technology infrastructure providers to better serve both banking and retail customers. Our two companies share a customer-focused culture, a passion for innovation and continuous improvement, and each have trusted brands that have served financial institutions and retail customers for over a century. NCR Atleos and its management team have delivered impressive performance since their spin-off a few years ago.

Strategically, NCR Atleos’ large installed base of ATMs and capabilities in software, service and ATM management complement our global cash management expertise and route-based infrastructure. Together we will be able to better serve our retail and bank customers, who are increasingly looking for a broader set of solutions.

The combined business will have enhanced scale and is expected to have total revenue of approximately $10 billion dollars, with adjusted EBITDA of approximately $2 billion dollars and adjusted EBITDA margins approaching 20 percent. We expect the financial profile of the combined company to be resilient, with expanded recurring subscription-based revenue, a resilient mid-single-digit organic revenue growth outlook, and the potential for margin expansion through an enhanced offering of valued added services and cost optimization activities beyond our announced transaction-related synergies.

The combined capabilities of the companies will provide solutions for ATM owners across every touchpoint in the value chain - from equipment purchase all the way through the logistics and service networks. Our holistic product offering will allow us to accelerate the recent positive trends in bank outsourcing that have delivered growth for both companies over the last few years.

Adding a global service base of 600,000 ATMs from NCR Atleos will create additional opportunity in some of our largest markets as we integrate our cash handling solutions. This combination also presents meaningful opportunities to enhance our growth in Digital Retail Solutions, or DRS. In addition to an integrated AMS/DRS whole-store efficiency opportunity that I will discuss in more detail in a few slides, NCR Atleos’ added network density will allow us to further optimize our existing cost structure. The efficiencies will further enable us to provide a compelling cash management value proposition to customers that previously did not consider an outsourced provider because of costs. Our ability to serve these customers expands our addressable market opportunity and drives continued growth opportunities with our high-margin DRS solutions.

The economics of the deal are also quite compelling for shareholders. The current purchase price reflects a 7 times multiple on consensus estimates for NCR Atleos’ 2026 adjusted EBITDA. When you factor in an expected $200 million of annual run-rate cost synergies, which are expected to be captured over the next three years, the multiple reduces to below 6 times. The deal is expected to be at least 35% accretive in year one EPS, and deliver approximately $1 billion of free cash flow, allowing considerable capital flexibility and the ability to make returns to shareholders. The strategic logic is compelling, and the financial benefits of the acquisition are attractive in both the near and long-term. We are excited about the potential of adding new capabilities and customers across our shared networks.

Now, I’d like to invite Tim to give a brief overview of NCR Atleos and have him speak directly to what attracted him to the combination. Thanks for joining us, Tim.

Slide 4: NCR Atleos Overview

Tim Oliver:

Thank you, Mark.

First, I want to express my appreciation to our respective transaction teams that completed a tremendous amount of work with high fidelity, efficiency and somehow still cordial dispositions.

There is a natural fit between our two companies. Brink’s and NCR Atleos have been vendors to each other, and customers of one another for more than decades, and both have been staunch supporters of payment choice and financial access. Many of our team members – many of the members in our leadership team have known each other for years and those relationships will be very beneficial as we move into the integration. And Mark and I share a similar people-first approach to business, and that is evident in the cultures that both of our companies demonstrate.

I also share Mark’s enthusiasm for this combination. Our complementary expertise and global presence will catalyze innovation efforts and enhance customer service levels.

And we are coming together at the right time. Not only are both companies operating well and posting strong financial results, but the outsourcing of self-service banking by financial institutions and retailers is accelerating and our ATM as a service business model and shared financial utility networks can both provide efficient and comprehensive solutions to meet this trend.

We’re extremely excited about the opportunity to enhance the value proposition and benefit we will bring to all of our stakeholders – our customers, our partners, our employees and our shareholders alike. As Mark said, we are redefining cash management by advancing and continuously innovating ATM technology and services. By combining our service capabilities and providing a wider and more integrated set of offerings, we will create a leading financial technology infrastructure company.

For those of you who are new to the Atleos story, let me give a brief overview of who we are. We became an independent company in the fall of 2023 after separating from legacy NCR. Atleos was the ATM business within the larger organization, and for the last two and a half years, our sole focus has been delivering excellent services and innovation in the self-service banking industry.

We provide end-to-end ATM management as well as owned-and-operated utility ATM networks and fast-growing ATM as a Service outsourcing solutions. One of our greatest strengths is our extensive global installed base of approximately 600,000 ATMs, 80,000 of which are in a utility ATM network, including the AllPoint network in the US, located in high traffic, blue-chip retail locations. The customers leveraging our ATM offerings are some of the most well-known financial institutions and retailers in the world, such as Capital One, Citibank, JPMorgan Chase, Wells Fargo, 7/11, CVS, Kroger, and many others.

Our attached service and software subscription model contracts drive strong recurring revenue with predictable and growing free cash flow and steady margin expansion.

While the highlight of today is this combination, we also did report our full year 2025 results in a separate release.

Quickly then, our 2025 was a successful and transformational year for NCR Atleos. We extended our global serviced ATM estate, increased customer satisfaction levels to new highs, grew revenue, profitability, earnings and cash flow. Underlying our strong performance were significant new business wins with both existing and new customers, rapid growth in our ATM as a Service and geographic expansion of both our network and the ATM as a Service business. We believe our complementary operational strengths and these growth trajectories will be immediately additive to Brinks’s financial model, which Kurt will walk you through a little bit later.

This transaction is a win for our shareholders and is consistent with the value creation model that supported the decision to spin out just two years ago. The transaction value offers a significant and compelling premium, and with approximately 40% of the purchase price delivered in Brink’s shares, our investors will continue to participate in the synergistic benefits of this transaction.

I want to thank the entire NCR Atleos team for your unwavering dedication and relentless effort that has allowed us to accomplish so much in so short a period of time. Your operational and tactical excellence enables this very strategic outcome. While we work to close the transaction, we will continue to provide customers with the very best-in-class service.

Mark, I look forward to working with you and Kurt to optimize the benefits of this combination and with that I’ll hand it back to you to walk through the strategic rationale and the value creation for our stakeholders and shareholders. Over to you.

Slide 5: Broadened Customer Offerings to Enhance Scale and Profitability

Thanks Tim, I look forward to working together as we progress towards the completion of this transaction.

Turning to slide 5, you can see the compelling financial combination of the two companies. With combined revenue and EBITDA of $10 billion and $2 billion respectively, we roughly double the size of the company. From a portfolio view, we’re increasing the percentage of the business that moves to subscription based, recurring revenue contracts which provides more predictability and consistency to an expected mid-single digit organic growth profile. With EBITDA margins already approaching 20 percent before we add in the $200 million of annual synergy potential, the combined business will be well positioned to generate over $1 billion in free cash flow annually within a couple of years as we combine our efforts to grow EBITDA, improve capital efficiency, and shorten our cash cycle.

Slide 6: Complementary Offerings and Capabilities Enable Network Optimization of ATM Managed Services and Outsourcing

The complimentary nature of our business is evident as you look across the components of the ATM ownership value chain. After the combination, we will be able to provide best-in-class capabilities across every customer touchpoint to meet the growing needs of both retail and financial institution customers. With the service, software and hardware capabilities of NCR Atleos, and the safety, security and reliability of the Brink’s logistics network, vertically integrating will benefit our banking customers by reducing costs and simplifying the ATM ownership and management. As we incorporate NCR Atleos’ differentiated financial access platforms and technology with our complete end-to-end service stack, we can create best-in-class outsourcing capabilities. These solutions are expected to drive significant growth as ATM outsourcing services continue to solve customer needs.

Both companies are already strategically focused on moving customers up the value chain from basic hardware, repairs and cash logistics to unlock productivity and improve service quality under a managed services or full outsourcing model. We will be able to solve any ATM owner’s needs, through a better, optimized cost structure that will provide compelling value propositions for customers as they look for outsourced solutions for increasingly complex and costly systems and processes. As we already see in Europe, many governments are exploring options to require banks to maintain cash access points. Our ability to reduce cost of ownership for banks without sacrificing service quality is vital to ensuring cash access for end-consumers in an increasingly digital world. Through existing global partnerships and service relationships with many leading financial institutions, we believe our combined capabilities will drive further penetration into the growing and evolving addressable market, as more ATM owners look to reduce costs by capitalizing on our efficiencies.

Slide 7: Combining industry leading DRS and AMS offerings to safely and securely streamline the retail payments ecosystem

On to Slide 7. Beyond direct ATM management for financial institutions, I want to take a minute to outline how this combination supports our growth aspirations in the retail channel as well. We both believe this acquisition presents significant opportunity for our DRS business. Today, Brink’s and NCR Atleos both manage ATMs inside of retail locations around the globe. For NCR Atleos, this often involves a subcontracted provider performing cash logistics services and for customers this often involves multiple vendor relationships to manage different types of services within the store. Often when we service these locations, we see many other vendors operating in and around the payments ecosystem – from ATM replenishment, to cash coordination at the register, to first and second-line maintenance of devices. This is obviously inefficient and costly for our retail customers and ultimately, the consumer.

Our combined business will be able to safely and securely streamline the entire cash and payments ecosystem, ultimately optimizing our cost structure. With a digitally connected DRS device and a fully monitored ATM, we can reduce our trips to the store, while improving service levels and cash flow for the retailer. This is a win-win for retailers across the globe, who are continuing to look for automation and reduced costs for all their payment systems. This is also a win for consumers that want a convenient access to cash and ubiquitous acceptance of cash at retail stores. While this level of optimization will take time, the addition of NCR Atleos capabilities pulls forward our ability to capture this potential market.

Beyond this compelling retail opportunity, bringing NCR Atleos’ large, globally installed base of over 600,000 ATMs into our broader network will help densify our routes and improve our labor and capital efficiency around the world. Route optimization has been a priority for Brink’s – especially in North America - where we were able to increase revenue per vehicle by 14 percent in 2025. Building off this early success, this combination will increase the density of our networks and enable us to continue to improve productivity and asset utilization. This productivity will allow us to offer a more competitive offering across nearly any business – moving us into previously untapped markets – from large retailers down to small and medium-sized businesses.

Now, I would like to turn this over to Kurt to talk about some of the economics of the deal.

Kurt McMaken:

Slide 8: Expected Synergies Across the Business: Unlocking Value and Accelerating Growth and Profitability

Thanks Mark.

Beyond the strategic merits Mark spoke about, we expect significant financial benefits from the combination. In terms of synergies, we expect to add $200 million of annual run-rate synergies to the business. Our goal is to fully realize those synergies within three years and we expect that the cost to capture will be roughly one-to-one. We have identified three major buckets of these synergies, with over half coming from duplicative SG&A costs. Our service network and infrastructure overlap is expected to produce approximately $70 million in savings, and combining our purchasing power should contribute another $25 million in procurement savings. It’s important to note that while we expect some level of additional revenue synergies from cross-selling, like the integrated AMS/DRS offering Mark just mentioned, none of those synergies have been factored into the expected synergies discussed in the presentation. Over the course of the next 12 months before closing, we will continue to work to refine these estimates and explore other potential avenues of savings. We are well positioned to unlock substantial value that sets the foundation for consistent long-term value creation.

Slide 9: Strengthening Free Cash Flow Generation to Maximize Shareholder Value Creation

That value creation begins with the impressive cash generation potential the combination provides. In 2025, the two companies generated $762 million in free cash flow – converting 42 percent, of the combined adjusted EBITDA. Both companies have capital efficiency and working capital optimization initiatives that are driving consistent improvements in cash generation. Combined, we will be able to continue to make progress in these areas. Looking out over the next few years, we have line of sight to over $1 billion dollars of annual free cash flow, creating significant capital flexibility to execute our capital allocation priorities of investing in the business, reducing debt and returning capital to shareholders. We expect this acquisition to take about 12 months to complete. During this period both companies will shift capital allocation towards net debt reduction working towards a targeted range of two to three times adjusted EBITDA. With the amount of cash expected to be generated by the combined company, we don’t expect it to take long to reach our targeted debt levels by the end of 2027. Once we have achieved our targeted debt range, we fully expect to pivot capital allocation to shareholder returns.

Slide 10: Transaction Overview

Before I turn it back to Mark, a quick review of the transaction details. We are purchasing NCR Atleos for an implied value of approximately six point six billion dollars, composed of thirty dollars per share in cash consideration and 0.1574 shares of Brink’s for each common share of NCR Atleos. The cash component of the deal will be funded by cash on hand as well as a fully committed bridge facility, which we have already secured. As previously discussed, we expect to recognize $200 million in annual run-rate synergies within three years and this deal is expected to be at least 35% accretive to EPS in year one. As I mentioned, we are targeting for the combined company’s net debt leverage to return to two to three times by the end of 2027.

The transaction is expected to close in the first quarter of 2027 subject to customary closing conditions, including regulatory approval and shareholder approvals from both companies.

Before we open the line for questions, let me send it back to Mark for some closing remarks.

Slide 11: Combination Accelerates Existing Core Value Cration Priorities

Mark Eubanks:

Thanks Kurt.

As I close our prepared remarks, I wanted to emphasize how this deal accelerates our previously stated value creation priorities. Our first focus is to grow our business organically. While this transaction adds significant inorganic growth, we expect the combination to further solidify our long-term organic growth framework in our already fast-growing AMS and DRS customer offerings. In ATM managed services, we will deliver improved capabilities across every touchpoint in the ATM ownership value chain, allowing us to further advance customer outsourcing opportunities and drive higher revenue per ATM as we progress our customers up the value chain to more efficient service options. On the DRS side, we see additional opportunities to grow our business with a holistic cash payments ecosystem that integrates our AMS and DRS capabilities.

From a profit perspective, we expect our margins will benefit from the $200 million in annual run-rate synergies, but we also see considerable productivity improvements as we optimize our routes within denser networks and cross-train technicians to provide multiple services for customers. We also expect to continue ongoing lean waste-elimination programs at both companies as our existing continuous improvement initiatives continue to mature.

We previously discussed the accelerated free cash flow potential of the business. Beyond the additional cash from synergies, we still see many opportunities within inventory, receivables and payables to continue to shorten the cash cycle as we move towards combined free cash flow generation of approximately $1 billion.

And finally, all of these efforts drive our overall goal of maximizing shareholder value. With net leverage expected to reduce below 3.0x by the end of 2027, we will be able to quickly pivot capital allocation towards capital returns, as we find accretive ways to deploy our cash that generates lasting value for our expanded shareholder base.

As you can see, this deal is complementary to our stated value creation objectives and fits nicely within our previously discussed capital allocation framework with a quick de-levering into our targeted range in less than a year. With sound strategic logic that will enable growth, cost efficiencies and compelling deal economics – we expect this deal to advance our value creation efforts as we move forward together.

And with that, we are happy to now take your questions. Operator, please open the line.

AFTER Q&A

Mark Eubanks:

Thanks for joining us this morning, we appreciate your continued interest in Brink’s, and we look forward to speaking with you soon.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “assume,” “could,” “estimate,” “expect,” “target,” “possible,” “project,” “predict,” “intend,” “plan,” “believe,” “potential,” “may,” “should”, “will” and similar expressions are based on current expectations and assumptions and are subject to risks, uncertainties and contingencies, many of which are beyond our control and difficult to predict or quantify, and which could cause actual results to differ materially from those that are anticipated.

Factors that could cause actual results to differ include, but are not limited to: Brink’s ability to consummate the Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement; Brink’s ability to finance the Transaction; Brink’s indebtedness, including the substantial indebtedness Brink’s will incur in connection with the Transaction and the need to generate sufficient cash flows to service and repay such debt; failure to consummate any anticipated repayment of the combined company’s indebtedness or make any returns to shareholders in the expected timeframe or at all; failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy any other conditions to closing of the Transaction; failure to realize the anticipated benefits and synergies of the Transaction in the expected timeframe or at all, including as a result of a delay in consummating the Transaction; the success of integration plans and the time required to successfully integrate NCR Atleos’ operations with those of Brink’s; the focus of management’s time and attention on the Transaction and other potential disruptions arising from the Transaction; the effects of the announcement of the Transaction on Brink’s or NCR Atleos’ businesses; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with banks, employees, customers or suppliers) may be greater than expected following the public announcement of the Transaction; Brink’s or NCR Atleos’ ability to retain certain key employees following the public announcement of the Transaction; the potential for litigation related to the Transaction; Brink's or NCR Atleos’ ability to obtain certain third party or governmental regulatory consents, approvals or clearances; potential undisclosed liabilities of NCR Atleos not identified during the due diligence process; the impact of the Transaction on the market price of Brink’s or NCR Atleos’ common stock and/or operating results; and general economic conditions that are less favorable than expected.

Additional information concerning other risk factors is also contained in Part I, Item 1A “Risk Factors” of (i) Brink’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2026, and (ii) NCR Atleos’ Annual Report on Form 10-K/A for the year ended December 31, 2024, filed with the SEC on November 5, 2025 and, in each case, in subsequent filings with the SEC.

The forward-looking information included in this filing is representative only as of the date of the communications included in this filing and Brink's and NCR Atleos undertake no obligation to update, revise or clarify any information contained in this filing or forward-looking statements that may be made from time to time on either of their behalf, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

In connection with the Transaction, Brink’s will file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include (i) a preliminary joint proxy statement of both companies, the definitive version of which will separately be sent or provided to Brink’s and NCR Atleos’ respective shareholders, and (ii) a prospectus of Brink’s relating to the offer of Brink’s securities to be issued to NCR Atleos’ shareholders in connection with the completion of the Transaction. Brink’s and NCR Atleos may also file other documents with the SEC regarding the Transaction. This document is not a substitute for the Registration Statement, the preliminary proxy statement/prospectus or any other document which Brink’s or NCR Atleos may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus (when it is available) and other documents that are filed with the SEC or will be filed with the SEC by Brink’s or NCR Atleos (when they become available) through the website maintained by the SEC at http://www.sec.gov or from Brink’s at its website, https://us.brinks.com, or from NCR Atleos at its website, https://investor.ncratleos.com/.

Participants in the Solicitation

Brink’s, NCR Atleos and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brink’s or NCR Atleos in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Brink’s and NCR Atleos and other persons who may be deemed to be participants in the solicitation of shareholders of Brink’s or NCR Atleos in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information (i) about Brink’s, the directors and executive officers of Brink’s and their ownership of Brink’s common stock can also be found in its Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on February 26, 2026, and its definitive proxy statement, as filed with the SEC on March 21, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000078890/000110465925026390/tm252318-2_def14a.htm), and other documents subsequently filed by Brink’s with the SEC and (ii) about NCR Atleos, the directors and executive officers of NCR Atleos and their ownership of NCR Atleos’ common stock can also be found in its Annual Report on Form 10-K/A for the year ended December 31, 2024, filed with the SEC on November 5, 2025, and its definitive proxy statement, as filed with the SEC on April 4, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001974138/000155837025004435/natl-20250521xdef14a.htm), and other documents subsequently filed by NCR Atleos with the SEC. Free copies of these documents may be obtained as described above. To the extent holdings of Brink’s or NCR Atleos’ securities by its directors or executive officers have changed since the amounts set forth in such documents, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC (available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0000078890 and at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001974138). Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement/prospectus relating to the Transaction when it is filed with the SEC.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.